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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------
                                  SCHEDULE 13D
                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934

                                   NEFF CORP.

                                (Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE                     006400941

   (Title of class of securities)                        (CUSIP number)

                                  PAUL BOSSIDY
                      GENERAL ELECTRIC CAPITAL CORPORATION
                               260 LONG RIDGE ROAD
                           STAMFORD, CONNECTICUT 06927
                                 (203) 357-4000

            (Name, address and telephone number of person authorized
                     to receive notices and communications)
                                 NOT APPLICABLE

             (Date of event which requires filing of this statement)
                                 APRIL 30, 2003

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 8 Pages)


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

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP number                      81413P105                                           13D                      Page 2 of 9 Pages
--------------------------------- ----------------------------------------------                 -----------------------------------
----------------------- -------------------------------------------------------- ---------------------------------------------------
          1             NAME OF REPORTING PERSON:                                GENERAL ELECTRIC CAPITAL CORPORATION
                        S.S. OR I.R.S. IDENTIFICATION NO.                                  13-1500700
                        OF ABOVE PERSON:
----------------------- ---------------------------------------------------------------------------------------------------------- -
          2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (A) [ ]
                                                                                                                            (B) [X]
----------------------- ------------------------------------------------------------------------------------------------------------
          3             SEC USE ONLY

----------------------- ---------------------------------- -------------------------------------------------------------------------
          4             SOURCE OF FUNDS:                   NOT APPLICABLE

----------------------- ---------------------------------------------------------------------------------------------------------- -
          5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [_]
----------------------- -------------------------------------------------------- ---------------------------------------------------
          6             CITIZENSHIP OR PLACE OF ORGANIZATION:                    DELAWARE

----------------------- ---------- ------------------------------------------------------------- -----------------------------------
      NUMBER OF             7      SOLE VOTING POWER:                                            6,000,000 (SEE ITEM 5)
        SHARES
                        ---------- ------------------------------------------------------------- -----------------------------------
     BENEFICIALLY           8      SHARED VOTING POWER:                                          0
       OWNED BY
                        ---------- ------------------------------------------------------------- -----------------------------------
         EACH               9      SOLE DISPOSITIVE POWER:                                       6.000,000 (SEE ITEM 5)
      REPORTING
                        ---------- ------------------------------------------------------------- -----------------------------------
     PERSON WITH           10      SHARED DISPOSITIVE POWER:                                     0
----------------------- ------------------------------------------------------------------------ -----------------------------------
          11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                 6,000,000  (SEE ITEM 5)

----------------------- ---------------------------------------------------------------------------------------------------- -------
          12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                  [_]

----------------------- ---------------------------------------------------------------------------------------------------- -------
          13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                28.4%
                                                                                                                        (SEE ITEM 5)
----------------------- -------------------------------------------------------- ---------------------------------------------------
          14            TYPE OF REPORTING PERSON:                                CO

----------------------- -------------------------------------------------------- ---------------------------------------------------




----------------------------------------------------------------------------------         -----------------------------------------
CUSIP No.             006400941                                                     13D                            Page 3 of 9
----------------------------------------------------------------------------------         -----------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
          1           NAME OF REPORTING PERSON:                                   GENERAL ELECTRIC CAPITAL SERVICES, INC.
                      S.S. OR I.R.S. IDENTIFICATION NO.                                        06-1109503
                      OF ABOVE PERSON:
------------------------------------------------------------------------------------------------------------------------------------
          2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A) [_]
                                                                                                                           (B) [X]
------------------------------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
          4           SOURCE OF FUNDS:                                            NOT APPLICABLE

------------------------------------------------------------------------------------------------------------------------------------
          5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO                                      [_]
                      ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------------------------------------------
          6           CITIZENSHIP OR PLACE OF ORGANIZATION:                       DELAWARE

------------------------------------------------------------------------------------------------------------------------------------
      NUMBER OF           7     SOLE VOTING POWER:                                            DISCLAIMED (SEE 11 BELOW)
       SHARES
                      --------------------------------------------------------------------------------------------------------------
    BENEFICIALLY          8     SHARED VOTING POWER:                                            0
      OWNED BY
                      --------------------------------------------------------------------------------------------------------------
        EACH              9     SOLE DISPOSITIVE POWER:                                       DISCLAIMED (SEE 11 BELOW)
      REPORTING
                      --------------------------------------------------------------------------------------------------------------
     PERSON WITH         10     SHARED DISPOSITIVE POWER:                                       0

------------------------------------------------------------------------------------------------------------------------------------
         11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                BENEFICIAL OWNERSHIP OF ALL SHARES
                                                                                              DISCLAIMED BY GENERAL ELECTRIC CAPITAL
                                                                                              SERVICES, INC.
------------------------------------------------------------------------------------------------------------------------------------
         12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                    [_]

------------------------------------------------------------------------------------------------------------------------------------
         13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                     NOT APPLICABLE
                                                                                              (SEE 11 ABOVE)
------------------------------------------------------------------------------------------------------------------------------------
         14           TYPE OF REPORTING PERSON:                                   CO

------------------------------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------               ------------------------------------------
CUSIP No.             006400941                                                 13D                           Page 4 of 9
---------------------------------------------------------------------------               ------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
          1           NAME OF REPORTING PERSON:                            GENERAL ELECTRIC COMPANY
                      S.S. OR I.R.S. IDENTIFICATION NO.                       14-0689340
                      OF ABOVE PERSON:
------------------------------------------------------------------------------------------------------------------------------------
          2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A) [_]
                                                                                                                           (B) [X]
------------------------------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
          4           SOURCE OF FUNDS:                                     NOT APPLICABLE

------------------------------------------------------------------------------------------------------------------------------------
          5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                         [_]
                      TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------------------------------------------
          6           CITIZENSHIP OR PLACE OF ORGANIZATION:                NEW YORK

------------------------------------------------------------------------------------------------------------------------------------
      NUMBER OF           7     SOLE VOTING POWER:                                        DISCLAIMED (SEE 11 BELOW)
       SHARES
                      --------------------------------------------------------------------------------------------------------------
    BENEFICIALLY          8     SHARED VOTING POWER:                                      0
      OWNED BY
                      --------------------------------------------------------------------------------------------------------------
        EACH              9     SOLE DISPOSITIVE POWER:                                   DISCLAIMED (SEE 11 BELOW)
      REPORTING
                      --------------------------------------------------------------------------------------------------------------
     PERSON WITH         10     SHARED DISPOSITIVE POWER:                                 0

------------------------------------------------------------------------------------------------------------------------------------
         11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:            BENEFICIAL OWNERSHIP OF ALL SHARES
                                                                                          DISCLAIMED BY GENERAL ELECTRIC COMPANY
------------------------------------------------------------------------------------------------------------------------------------
         12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                           [_]
                      SHARES:

------------------------------------------------------------------------------------------------------------------------------------
         13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                 NOT APPLICABLE
                                                                                          (SEE 11 ABOVE)
------------------------------------------------------------------------------------------------------------------------------------
         14           TYPE OF REPORTING PERSON:                            CO

------------------------------------------------------------------------------------------------------------------------------------


ITEM 1.  SECURITY AND ISSUER

           This Amendment No. 4 (this "Amendment") amends the Schedule 13D filed by General Electric Capital Corporation, a Delaware corporation ("GE Capital"), for and on behalf of itself, GECFS, Inc. ("GECFS"), General Electric Capital Services, Inc. ("GECS") and General Electric Company ("GE") on April 21, 2000 (as amended by Amendment No. 1 filed on June 2, 2000, Amendment No. 2 filed on January 3, 2001 and Amendment No. 3 filed on March 1, 2001), relating to the shares of Class A Common Stock, par value $0.01 per share ("Class A Common Stock" and together with the Class B Common Stock, par value $0.01 per share, the "Common Stock"), of Neff Corporation (the "Company").

ITEM 4.  PURPOSE OF TRANSACTION

           Item 4 (a-j) is amended to add the following:

           On April 30, 2003, GE Capital entered into a Settlement and Release Agreement (the "Settlement and Release Agreement") with Santos Fund I, L.P., a Texas limited partnership ("Santos"), pursuant which GE Capital agreed to (i) to accept from Santos 900,000 shares of Class A Common Stock of the Company (the "Santos Shares") and (ii) release Santos from any and all obligations and liabilities under that certain Promissory Note, dated as of May 20, 1998 (the "Promissory Note"), issued by Santos to GE Capital as successor in interest to GECFS, an indirect wholly-owned subsidiary of GE Capital that has been merged with and into GE Capital. The obligations of Santos under the Promissory Note were secured by a pledge of the Santos Shares. The Santos Shares that are being acquired by GE Capital pursuant to the Settlement and Release Agreement were previously sold by GECFS to Santos on March 25, 1998 and May 20, 1998. A copy of the Settlement and Release Agreement is filed as Exhibit 1 hereto.

           In connection with the Settlement and Release Agreement, GE Capital entered into a Voting Agreement, dated as of April 30, 2003, with the Company (the "Voting Agreement"). Pursuant to the Voting Agreement, GE has agreed that it will not exercise any voting rights with respect to any shares of Common Stock in excess of the number of shares that equals 15% of the number of shares of Common Stock outstanding at the time a matter is presented to the Company's stockholders for action at a stockholders' meeting or for action by written consent, subject to the following exceptions: (i) if GE Capital sells any shares of Common Stock to an unaffiliated third party, such third party could exercise voting rights with respect to such shares; (ii) GE may exercise voting rights


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
with respect to such shares if GE Capital is no longer a lender under the Company's senior credit facility; (iii) GE Capital may exercise voting rights with respect to such shares if certain amendments are made to the indentures with respect to the Company's 10-1/4% Senior Subordinated Notes due 2008; or
(iv) GE may elect to exercise voting rights with respect to such shares if any Person or group (as defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (other than GE Capital, Jorge Mas, Juan Carlos Mas and Jose Ramon Mas or a transferee of GE Capital) shall acquire beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of twenty percent (20%) of the Company's voting securities. In addition, GE Capital waived its right to appoint a member to the Board until the earlier of (i) neither GE Capital nor any affiliate of GE Capital is a lender under the Company's senior credit facility or (ii) certain amendments are made to the indentures with respect to the Company's 10-1/4% Senior Subordinated Notes due 2008. A copy of the Voting Agreement is filed as Exhibit 2 hereto.

           GE Capital does not presently intend to direct, cause the direction of, influence or participate in the management and policies of the Company.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

           (a) and (b) As of April 30, 2003, after giving effect to the Settlement and Release Agreement, GE Capital owns 900,000 shares of Class A Common Stock of the Company and 5,100,000 shares of the Class B Common Stock, par value $0.01 per share, of the Company ("Class B Common Stock"), representing approximately 28.4% of the outstanding shares of Class A Common Stock (assuming for purposes of this calculation that the Class B Common Stock held by GE Capital has been converted to Class A Common Stock), as reported in Neff's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002. GE Capital is a wholly-owned subsidiary of GECS which, in turn, is a wholly-owned subsidiary of GE. Through its ownership of GE Capital, each of GECS and GE may be deemed the beneficial owner of such shares.

           Except as disclosed herein, none of GE Capital, GECS, GE, nor, to the best of their knowledge, any of their executive officers and directors, beneficially owns any Class A Common Stock or Class B Common of the Company or presently has a right to acquire any Class A Common Stock or Class B Common Stock of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

       Exhibit No.                    Description

          1 Release and Settlement Agreement, dated as of April 30, 2003, between General Electric Capital Corporation and Santos Fund I, L.P.

          2 Voting Agreement, dated as of April 30, 2003, between General Electric Capital Corporation and Neff Corp.









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
                                    SIGNATURE
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

                              GENERAL ELECTRIC CAPITAL CORPORATION


                              By: /s/ Paul Bossidy
                                  ----------------------------------------------
                                  Name:   Paul Bossidy
                                  Title:  Duly Authorized Signatory

                              Dated: April 30, 2003

                                    SIGNATURE
                                    ---------

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

                                    GENERAL ELECTRIC CAPITAL SERVICES, INC.


                                    By:    /s/ Barbara Danielle
                                           -------------------------------------
                                           Name:   Barbara Danielle
                                           Title:  Duly Authorized Signatory

                                    Dated:  April 30, 2003

                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

                                        GENERAL ELECTRIC COMPANY


                                        By:  /s/ Paul Bossidy
                                             -----------------------------------
                                             Name: Paul Bossidy
                                             Title:  Duly Authorized Signatory

                                        Dated:  April 30, 2003




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